# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### June 5, 2015

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Vectren Corporation

### File No. 001-15467  - CF#32484

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Vectren Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 7, 2015.

Based on representations by Vectren Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.   Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | | |
|---|---|---|
| Exhibit  10.2 | through | December  31, 2023 |
| Exhibit  10.3 | through | December  31, 2023 |
| Exhibit  10.4 | through | December  31, 2023 |

For the Commission,  by the Division  of Corporation Finance,  pursuant to delegated authority:

Brent J. Fields
Secretary